FORM 3
                                                      --------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0104
                                                      Expires:September 30, 1998
                                                      Estimated average burden
                                                      hours per response.....0.5
                                                      --------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


(Print or Type Responses)

-----------------------------------------------------------
1.  Name and Address of Reporting Person*
    GE Capital Equity Investments, Inc. (1)

-----------------------------------------------------------
     (Last)               (First)         (Middle)

    c/o 120 Long Ridge road
-----------------------------------------------------------
                          (Street)


    Stamford           Connecticut          06297
-----------------------------------------------------------
     (City)               (State)         (Zip)

-----------------------------------------------------------
2.  Date of Event Requiring Statement
          (Month/Day/Year)

           August 13, 1999
-----------------------------------------------------------

3.  IRS or Social Security Number of Reporting Person
                      (Voluntary)

-----------------------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol

    Telescan, Inc. ("TSCN")
-----------------------------------------------------------

5.  Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

     Director                          X 10% Owner

     Officer (give title below)          Other (specify below)

-----------------------------------------------------------

6.  If Amendment, Date of
     Original (Month/Day/Year)
-----------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     Form filed by One Reporting Person

  X  Form filed by More than One Reporting Person



             Table I -- Non-Derivative Securities Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security       2.  Amount of Securities     3.  Ownership            4.  Nature of Indirect Beneficial Ownership
     (Instr. 4)                 Beneficially Owned           Form:  Direct            (Instr. 5)
                                (Instr. 4)                   (D) or Indirect
                                                             (I)   (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------

Common Stock                    2,331,348                              (2)                      (2)

------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
  5(b)(v).



Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1.   Title of         2.   Date Exer-          3.    Title and Amount       4.   Conversion    5.   Ownership      6.   Nature of
     Derivative            cisable and               of Securities               or                 Form of             Indirect
     Security              Expiration                Underlying                  Exercise           Derivative          Beneficial
     (Instr. 4)            Date                      Derivative                  Price of           Security:           Ownership
                           (Month/Day/               Security                    Derivative         Direct (D) or       (Instr. 5)
                           Year)                                                 Security           Indirect (I)
                      ------------------       ---------------------                                (Instr. 5)
                      Date         Expira-     Title             Amount
                      Exer-        tion                          or
                      cisable      Date                          Number
                                                                 of
                                                                 Shares
-----------------------------------------------------------------------------------------------------------------------------------




Explanation of Responses:

(1) This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NBC"), National Broadcasting Company Holding, Inc. ("NBCH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). NBC is a wholly-owned subsidiary of NBCH. GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS and NBCH are wholly-owned subsidiaries of GE. GECEI, NBC, NBCH, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons". Each of NBCH, GECS and GE disclaims beneficial ownership of the securities reported herein. GECEI and its affiliates, GE Capital, GE, GECS, NBC and NBCH may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. However, none of the Reporting Persons affirms the existence of a "group" for such purposes, and this statement should not be construed as an admission that any Reporting Person is the beneficial owner of any securities other than those expressly indicated on this Form.

(2) GECEI is the direct beneficial owner of 1,165,674 shares of Common Stock. GE Capital, because of its relationship with GECEI, may be deemed to be the indirect beneficial owner of the shares beneficially owned by GECEI. GE Capital disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

      NBC is the indirect beneficial owner of 1,165,674 shares of Common Stock as a result of an arrangement with GECEI and GE Capital. Such shares are held in the name of GECEI. GECEI and GE Capital disclaim beneficial ownership of such securities.





**Intentional misstatements or omission of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



By:                                                    August 26, 1999
   -------------------------------                    ---------------
   Michael E. Pralle                                         Date
   President

                             Joint Filer Information

Name:    General Electric Company

Address: 3135 Easton Turnpike
         Fairfield, Connecticut 06431

Designated Filer: GE Capital Equity Investments, Inc.

Issuer & Ticker Symbol: Telescan, Inc.  ("TSCN")

Date of Event
Requiring Statement: August 13, 1999

Signature:

GENERAL ELECTRIC COMPANY


By:  --------------------------
       Name:  Michael E. Pralle
       Title:   Attorney-in-Fact*


*Power of attorney incorporated by reference to initial Schedule 13D filed on January 25, 1999.

                             Joint Filer Information

Name:    General Electric Capital Corporation

Address: 260 Long Ridge Road
         Stamford, Connecticut 06297

Designated Filer: GE Capital Equity Investments, Inc.

Issuer & Ticker Symbol: Telescan, Inc.  ("TSCN")

Date of Event
Requiring Statement: August 13, 1999

Signature:

GENERAL ELECTRIC CAPITAL CORPORATION


By:  ------------------------------
       Name:  Michael E. Pralle
       Title:   Vice President

                             Joint Filer Information

Name:    General Electric Capital Services, Inc.

Address: 260 Long Ridge Road
         Stamford, Connecticut -6297

Designated Filer: GE Capital Equity Investments, Inc.

Issuer & Ticker Symbol:  Telescan, Inc.  ("TSCN")

Date of Event
Requiring Statement: August 13, 1999

Signature:

GENERAL ELECTRIC CAPITAL SERVICES, INC.


By:  -------------------------------
       Name:  Michael E. Pralle
       Title:   Attorney-in-Fact*




*Power of attorney incorporated by reference to initial Schedule 13D filed on January 25, 1999.

                             Joint Filer Information

Name:    National Broadcasting Company, Inc.

Address: 30 Rockefeller Plaza
         New York, New York 10112

Designated Filer: GE Capital Equity Investments, Inc.

Issuer & Ticker Symbol:  Telescan, Inc.  ("TSCN")

Date of Event
Requiring Statement:  August 13, 1999

Signature:

NATIONAL BROADCASTING COMPANY, INC.


By:  -----------------------------------
       Name:  Mark Begor
       Title:   Executive Vice President

                             Joint Filer Information

Name:    National Broadcasting Company Holding, Inc.

Address: 30 Rockefeller Plaza
         New York, New York 10112

Designated Filer: GE Capital Equity Investments, Inc.

Issuer & Ticker Symbol:    Telescan, Inc.  ("TSCN")

Date of Event
 Requiring Statement:   August 13, 1999

Signature:

NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:  ----------------------------------
       Name:  Mark Begor
       Title:   Vice President